Exhibit 99.1

GRINDROD SHIPPING HOLDINGS LTD.

ANNOUNCES CHANGES TO MANAGEMENT AND BOARD OF DIRECTORS

Singapore, March 20, 2023: — Grindrod Shipping Holdings Ltd. (NASDAQ: GRIN) (JSE: GSH) (“Grindrod Shipping” or “Company” or “we” or “us” or “our”), a global provider of maritime transportation services in the drybulk sector, today announced the following changes to our executive management and Board of Directors (the “Board”).

Effective from March 31, 2023, Mr. Stephen Griffiths will be retiring from the Company as Interim Chief Executive Officer and Chief Financial Officer after more than 13 years of service with Grindrod Shipping and its predecessors. Mr. Griffiths will also retire from his board position at the Company. Concurrently, the Board of Directors has appointed Mr. Edward Buttery as Chief Executive Officer and Mrs. Deborah Davel as Chief Financial Officer, effective April 1, 2023. Mr. Buttery will remain on the Board as an Executive Director but will relinquish his position as a Compensation and Nomination Committee (“CNC”) member.

Also effective from March 31, 2023, Mr. Quah Ban Huat and Mr. John Herholdt will be retiring as Directors of the Company in accordance with the terms of the previously announced Transaction Implementation Agreement with Taylor Maritime Investments Limited (“Taylor”). Mr. Quah will also be relinquishing his position as Chairman of the Audit and Risk Committee (“ARC”) and Mr. Herholdt will be relinquishing his position as Chairman of the CNC. In conjunction with their departures, the Board has today appointed Mr. Gordon French as an independent, Non-Executive Director and a member of the ARC. Mr. French will be appointed as the new ARC Chairman effective on April 1, 2023. Existing independent Non-Executive Director Mr. Cullen Schaar will be appointed as the new CNC Chairman effective on April 1, 2023.

Stephen Griffiths, Interim CEO and CFO of Grindrod Shipping, said, “It has been an honor and privilege to be a part of Grindrod Shipping over the last 13 years and lead the Company through its critical sales process over the last year. I would like to thank my colleagues for their hard work and consistent support over the years and believe Grindrod Shipping is well positioned for the future.”

Dr. Kurt Klemme, Chairman of the Board of Directors at Grindrod Shipping, said, “We would like to sincerely thank Steve for his leadership and we wish him the best as he relocates with his family to England in the coming months. We would also like to thank Mr. Quah and Mr. Herholdt for their services and dedication to the Company during their tenure as directors of the Company. We look forward to working with Ed and Debbie in their new respective roles as CEO and CFO and believe the Company is in good hands.”

Mr. Buttery is the Founder, Chief Executive Officer and Executive Director of Taylor and has extensive experience in the shipping and maritime finance fields over the last 17 years. Prior to Taylor, Mr. Buttery was a Chartering Manager at Pacific Basin, Deputy COO of Asia Maritime Pacific, and a member of the ship finance team at Nordea Bank.

Mrs. Davel has been with Grindrod Shipping since 2004 and was most recently General Manager of Treasury and Projects, a Director of the operating subsidiary of Grindrod Shipping, and a member of the executive committee of the Company since 2020. Prior to Grindrod, Mrs. Davel was the Project Accountant for a technology company, Intervid International, and Group Accountant for software company Keystone Solutions Group PLC in London. Mrs. Davel qualified as a Chartered Accountant (South Africa) in 1997 and completed her articles at KPMG.

Mr. French was the Head of Global Banking and Markets for Asia-Pacific at HSBC and is based in Hong Kong responsible for all Global Banking and Market’s businesses in the region: Global Banking, Global Markets, Securities Services, Global Liquidity and Cash Management and Balance Sheet Management. He represented HSBC on various regulatory and exchange committees. He was also the inaugural Chairman of HSBC Bank (Singapore) Limited from April 2016 to June 2017.

About Grindrod Shipping

The Company owns and operates a diversified fleet of owned, long-term and short-term chartered-in drybulk vessels in the handysize and supramax/ultramax segments. The drybulk business, which operates under the brand “Island View Shipping” (“IVS”) includes a core fleet of handysize and supramax/ultramax drybulk carriers. The Company is based in Singapore, with offices in London, Durban, Tokyo and Rotterdam. The Company is listed on NASDAQ under the ticker “GRIN” and on the JSE under the ticker “GSH”.

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Forward-Looking Statements

The statements in this press release that are not historical facts may be forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The forward-looking statements in this press release are based upon various assumptions, including, without limitation, Grindrod Shipping management's examination of historical trends, data contained in the Company's records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company's control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those discussed in the forward-looking statements. These risks and uncertainties include, among others, those discussed in Grindrod Shipping's public filings with the SEC. Except as required by law, Grindrod Shipping undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this press release or to reflect the occurrence of unanticipated events.

Company Contact:	Investor Relations / Media Contact:
Edward Buttery / Deborah Davel	Nicolas Bornozis / Paul Lampoutis
CEO / CFO	Capital Link, Inc.
Grindrod Shipping Holdings Ltd.	230 Park Avenue, Suite 1536
200 Cantonment Road, #03-01 Southpoint	New York, N.Y. 10169
Singapore, 089763	Tel.: (212) 661-7566
Email: ir@grindrodshipping.com	Fax: (212) 661-7526
Website: www.grinshipping.com	Email: grindrod@capitallink.com

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